November 1, 2006

Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	The Calvert Fund Calvert Income Fund SEC File Nos. 811-3416 and 2-76510 Post-Effective Amendment filed on October 20, 2006 (SEC Accession No. 0000701039-06-000030)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, I respectfully request the withdrawal of the Rule 485(a) post-effective amendment for the above-referenced Fund filed on October 20, 2006 (SEC Accession No. 0000701039-06-000030). A revised Rule 485(a) post-effective amendment was filed on October 31, which superseded the prior post-effective amendment. No securities were sold in connection with the prior post-effective amendment.

If you have any questions, please do not hesitate to contact me at 301-657-7045.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King
Associate General Counsel